Banco Santander Chile Reports on Update in Capital Requirements Set by the Chilean Regulator CMF

Santiago, April 14, 2025.— Banco Santander Chile informs that, in line with current regulations and the gradual implementation process of Basel III Pillar 2, the Financial Market Commission (CMF) has decided to establish an additional requirement of 25 basis points of total capital. This measure will be applied progressively, as stipulated by the regulatory authority, with a 50% of the charge to be completed by June 30, 2025.
The reported adjustment responds to technical data associated with metrics reviewed and updated by the bank, according to its internal validation processes and in coordination with the CMF.
Banco Santander Chile already had capital buffers above the regulatory minimums, so compliance with this requirement does not imply the need for new capital contributions. The charge will be absorbed with resources already available within the bank's effective equity.
This update does not impact the bank's financial position, solvency, or results, nor does it affect dividend proposals for the upcoming Shareholders' Meeting. Likewise, it does not affect the conditions offered to clients or the strategic projections towards shareholders

Sincerely,

Patricia Pérez
CFO